UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Merger Agreement

On July 16, 2026, Einride AB, a public limited liability company organized under the laws of Sweden (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Einride FUSE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Flipturn, Inc., a Delaware corporation (“Flipturn”), and Shareholder Representative Services LLC, solely in its capacity as stockholder representative.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Flipturn, with Flipturn surviving the merger and becoming a wholly owned subsidiary of the Company (the “Merger”).

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each outstanding share of Flipturn capital stock will be converted into the right to receive American depositary shares of the Company (“Company ADSs”), each representing one ordinary share of the Company, based on the applicable exchange ratio specified in the Merger Agreement for the relevant class or series of Flipturn capital stock. The aggregate merger consideration to be issued at the closing of the Merger (the “Closing” and such aggregate merger consideration, “Closing Merger Consideration”) has an estimated value of approximately $38.4 million, subject to certain adjustments, including adjustments for indebtedness, cash and unpaid transaction expenses. In addition, former holders of Flipturn equity may become entitled to receive up to approximately $33.0 million of additional consideration (“Earnout Consideration”) in the form of Company ADSs upon the achievement of specified earnout milestones, subject to the terms and conditions of the Merger Agreement.

The number of Company ADSs issuable as Closing Merger Consideration and any Earnout Consideration will be determined by reference to the volume-weighted average trading price of the Company ADSs during the period beginning on June 10, 2026, and ending two trading days prior to the date of the Closing (the “Closing Date”). In connection with the Merger, outstanding Flipturn stock options will be assumed by the Company and converted into options to acquire Company ADSs, in each case based on the applicable exchange ratio and otherwise pursuant to the terms of the Merger Agreement.

Closing Conditions and Termination

The Closing is subject to customary closing conditions, including approval of the transaction by Flipturn’s stockholders, the accuracy of specified representations and warranties, compliance in all material respects with specified covenants and the absence of certain legal restraints.

The Merger Agreement contains customary termination rights for both the Company and Flipturn, including termination by the Company or Flipturn if the Closing has not occurred on or before December 31, 2026.

Subject to the satisfaction or waiver of the closing conditions, the parties currently expect the Closing to occur during the third quarter of 2026.

Issuance of Company ADSs; Lock-Up; Registration Rights

The Company ADSs issuable pursuant to the Merger Agreement will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon available exemptions from the registration requirements of the Securities Act.

The Company ADSs issued to Flipturn stockholders under the Merger Agreement will constitute restricted securities and may not be offered, sold or otherwise transferred absent an effective registration statement or an available exemption from the registration requirements of the Securities Act. In addition, with respect to the Company ADSs issued to Flipturn stockholders on the Closing Date, each such holder may not, subject to certain permitted transfers, directly or indirectly, sell, offer to sell, contract to sell, pledge, grant any option to purchase, lend, hedge, short sell, swap, enter into any derivative transaction, transfer by gift or distribution, or otherwise dispose of any economic interest in such Company ADSs until released from such restrictions as follows: (i) twenty-five percent (25%) of the Company ADSs (the “Tranche 1 Shares”) held by each Flipturn stockholder will be released from the lock-up restrictions on the date that is one month after the Closing Date, provided, that at the time of sale, the Company ADSs are trading at or above $9.20, and provided further, that any of such Tranche 1 Shares that remain unreleased will be released concurrently with the Tranche 2 Shares (as defined below); and (ii) seventy-five percent (75%) of the Company ADSs (the “Tranche 2 Shares”) issued to each Flipturn stockholder will be released from the lock-up restrictions on the earliest to occur of (i) six months after the Closing Date, (ii) the date on which the volume-weighted average price of a Company ADS equals or exceeds $18.00 for any 20 trading days within any 30 consecutive trading day period ending after the Closing Date and (iii) the date on which a change of control of the Company is consummated. Any resale of Company ADSs following release from the lock-up restrictions will remain subject to the availability of an effective registration statement or an applicable exemption from registration under the Securities Act.

The Company has agreed to file a registration statement on Form F-1 (or such other form as may be appropriate) covering the resale of the Company ADSs issued or issuable in connection with the Merger no later than 30 calendar days following the Closing Date, and to use commercially reasonable efforts to cause such registration statement to be declared effective as promptly as practicable after the filing thereof, and in any event, no later than 90 calendar days following the Closing Date (or, if the U.S. Securities and Exchange Commission (the “SEC”) issues written comments to such registration statement, 120 calendar days following the Closing Date).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Report on Form 6-K and incorporated herein by reference.

Press Release

On July 21, 2026, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains certain “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding the anticipated consummation of the Merger, the expected timing and benefits of the Merger, the issuance and registration of Company ADSs, the potential payment of the Earnout Consideration, the operation of Flipturn following the Closing Date and other statements that are not historical facts. These statements are based on current expectations, estimates, forecasts and projections and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K, including but not limited to: (1) risks related to the scaling of the Company’s business and the timing of expected business milestones; (2) the ability to meet stock exchange continuing listing standards; (3) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (4) the possibility that the Company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (5) supply shortages in the materials necessary for the production of the Company’s solutions; (6) negative perceptions or publicity of the Company; (7) risks related to working with third-party manufacturers for key components of the Company’s solutions; (8) the termination or suspension of any of the Company’s contracts or the reduction in counterparty spending; (9) the ability of the Company to issue securities in the future; (10) the possibility that the Merger may not be completed on the anticipated timeline or at all; (11) the ability to recognize the anticipated benefits of the Merger; (12) costs related to the Merger; (13) the risk that Flipturn, following the Closing, will not be integrated successfully; (14) the possibility that the proposed Merger may not be completed on the anticipated timeline or at all, including as a result of the failure to satisfy closing conditions or to obtain required regulatory approvals; (15) the risk of litigation and/or regulatory actions related to the proposed Merger; (16) the ability to retain key employees and customers of Flipturn; and (17) negative effects of the announcement or the consummation of the proposed Merger on the market price of the Company’s securities or operating results or on relationships with customers, suppliers and other counterparties.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Company’s filings with SEC including under the heading “Risk Factors.” These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this Report on Form 6-K are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of July 16, 2026, by and among Einride AB, Einride FUSE Merger Sub, Inc., Flipturn, Inc. and Shareholder Representative Services LLC, as Stockholder Representative.
99.1	Press Release, issued on July 21, 2026.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026	EINRIDE AB

	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel